Exhibit 99.1
December 31, 2008
Corgi International Limited Announces Financial Results for the Six Months Ended September 30, 2008
Company Sells Two of its Divisions and Implements Staff and Facility Reductions
HONG KONG—(BUSINESS WIRE)—Corgi International Limited (Nasdaq GM:CRGI) today reported its unaudited financial results for the six months ended September 30, 2008. Total net revenue for the six-month period was $10.5 million, a decrease of $32.7 million from the unaudited pro forma results of operations for the six months ended September 30, 2007. The significant reduction in revenue was the result of the sale of the Cards Inc Trading Cards division and the Corgi Die-cast division in April 2008, the delay of the Harry Potter movie 6 and the difficulty in the credit markets in securing sufficient production financing. The net loss for the six-month period ended September 30, 2008 was $6.4 million, a deterioration of $2.8 million from the unaudited pro forma net loss of $3.6 million for the six months ended September 30, 2007.
Significant inventory write downs and transaction costs associated with the sale of the Corgi and Cards divisions amounted to over $3 million dollars in one-time charges. The proceeds from sale of the divisions were used to reduce approximately $20 million dollars of the company’s current liabilities. In addition, as reported in the company’s Form 20-F filing for year ending March 31, 2008, the company reported a $24 million impairment charge of its goodwill and intangibles relating to the sold divisions.
“Our revenue reduction and further losses in the first half of our current fiscal year 2009 was directly impacted by the sale of two of our divisions, our constraints on working capital, the extremely difficult credit markets and the postponement of the Harry Potter movie from November 2008 to July of 2009,” commented Michael Cookson, Chief Executive Officer of Corgi International Limited. “These results have required the company to place its two United Kingdom subsidiaries into Administration and liquidation. The company will continue to operate its United States and Hong Kong entities and has recently announced a new European partner, Re:creation Limited as its United Kingdom and European distributor. We are focused on achieving profitability next year. To that end, we have recently reduced our staff by over 80% and have consolidated our worldwide operations into two offices.”
Corgi International Limited
CONSOLIDATED BALANCE SHEET
(US dollars in thousands)

	Unaudited	Unaudited
	As of	As of
	September 30, 2008	September 30, 2007

ASSETS

Current assets:
Cash	625	$1,116
Accounts receivable, net	5,601	20,962
Income tax receivable	0	453
Inventory	2,088	16,583
Prepaid expenses and other assets	1,758	5,783
Deferred tax asset	0	728

Total current assets	10,072	45,624

Property, plant and equipment, net	176	300

	Unaudited	Unaudited
	As of	As of
	September 30, 2008	September 30, 2007

Tooling costs, net	465	5,118
Goodwill	0	14,639
Intangible assets	967	11,443
Notes Receivable, Long Term	1,234	93

Total assets	12,914	77,217

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued expenses	6,592	10,991
Trade accounts payable	13,833	19,624
Short term debt	7,634	17,775
Current portion long term debt	0	98

Total current liabilities	28,059	48,488

Long term debt, net of current portion	0	660

Total liabilities	28,059	49,148

Total stockholders’ equity	(15,145)	28,069

Total liabilities and stockholders’ equity	12,914	77,217

Corgi International Limited
CONSOLIDATED STATEMENT OF OPERATIONS
(US dollars in thousands)

	Unaudited	Unaudited
	Pro Forma Combined	Actual
	Six Months	Six Months
	Ended September 30, 2008	Ended September 30, 2007
Sales	$10,508	$43,271

Cost of goods sold	(5,910)	(27,605)

Gross profit	4,598	15,666

Selling, general, and administrative expenses	(10,713)	(18,529)

Operating income (loss)	(6,115)	(2,863)

Other income (expense):

	Unaudited	Unaudited
	Pro Forma Combined	Actual
	Six Months	Six Months
	Ended September 30, 2008	Ended September 30, 2007
Interest income	39

Interest (expense)	(634)	(783)
Other income (expense)	238	—

Income (loss) before income taxes	(6,472)	(3,646)

Income tax benefit (expense)	7	(6)

Net income (loss)	$(6,465)	$(3,652)

Loss per common share:
Basic	-0.51	-0.34
Diluted	-0.51	-0.34

Weighted average number of common shares outstanding:
Basic	12,793,341	10,851,769
Diluted	12,793,341	10,851,769
About Corgi International
Corgi International Limited is a global Pop Culture company, which develops and markets innovative and high-quality licensed and non-licensed toys, gifts and collectables distributed via direct, specialty, hobby, collector and mass retail channels worldwide. Marketed under the brand names Master Replicas, PopCo and H2go, the Company’s line of products range from premium entertainment prop replicas and limited edition memorabilia to traditional toys and gift merchandise. The Company holds varying licenses for many of entertainment’s highest grossing franchises including Harry Potter, Star Trek, Nintendo, and The Beatles, amongst others.
The Company is headquartered in Hong Kong, with operations in Walnut Creek, California, USA.
“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: Certain statements contained in this press release may be forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, without limitation, changes in market demand for Corgi International products, changes in economic conditions, dependence on certain customers and licensing partners, and other risks described in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2008. The Company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.
Contact:
For Corgi International Limited information:
Jack Lawrence
Chief Operating Officer and Chief Financial Officer
Phone: (925) 979-1500